

September 8, 2022

George Gresham
Chief Financial Officer and Chief Operating Officer
Green Dot Corporation
114 W 7th Street
Suite 240
Austin, Texas 78701

> **Re: Green Dot Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-34819**

Dear Mr. Gresham:

We have reviewed your August 8, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 12, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Business
Dividend and Share Repurchase Restrictions, page 8

1.   We acknowledge your response to prior comment 1. Please represent to us that in future filings you will disclose the amount of your subsidiary's restricted assets as required by Rule 4-08(e)(3)(ii) of Regulation S-X or tell us why this disclosure is not warranted and provide us the amount of the restricted assets at December 31, 2021.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance